This announcement is neither an offer to purchase nor a solicitation of an offer to sell Common Shares. The Offer is made solely by the Offer to Purchase dated February 18, 1998 and the related Letter of Transmittal, and any amendments and supplements thereto, and is being made to all holders of Common Shares. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Common Shares in any jurisdiction where the making of the Offer or acceptance thereof is not in compliance with the laws of such jurisdiction. In those jurisdictions where securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Purchaser by Credit Suisse First Boston Corporation ("Credit Suisse
First Boston"), or one or more registered brokers or dealers licensed under the laws of such jurisdiction.

                        NOTICE OF OFFER TO PURCHASE FOR CASH
                           ALL OUTSTANDING COMMON SHARES
                                         OF
                               AMERICAN PAGING, INC.
                                         AT
                             $2.50 NET PER COMMON SHARE
                                         BY

                                  API MERGER CORP.
                        A DIRECT WHOLLY OWNED SUBSIDIARY OF
                          TELEPHONE AND DATA SYSTEMS, INC.

   API Merger Corp., a Delaware corporation ("Purchaser"), and a direct wholly owned subsidiary of Telephone and Data Systems, Inc., an Iowa corporation ("TDS"), is offering to purchase all outstanding common shares, par value $1.00 per share (the "Common Shares"), of American Paging, Inc., a Delaware corporation (the "Company"), at a price of $2.50 per Common Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 18, 1998(the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, constitute the "Offer"). Tendering shareholders who have Common Shares registered in their name and who tender directly will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Common Shares pursuant to the Offer. Following the Offer, Purchaser intends to effect the Merger described below.


THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON TUESDAY, MARCH 17, 1998, UNLESS THE OFFER IS EXTENDED.



   THE OFFER IS CONDITIONED UPON, AMONG OTHER THINGS, (I) THERE BEING VALIDLY TENDERED AND NOT WITHDRAWN PRIOR TO THE EXPIRATION DATE (AS DEFINED BELOW) AT LEAST THE NUMBER OF COMMON SHARES THAT WHEN ADDED TO THE COMMON SHARES OWNED BY TDS AND PURCHASER SHALL CONSTITUTE 90% OF THE COMMON SHARES THEN OUTSTANDING (THE "MINIMUM CONDITION") AND (II) THAT THE ASSET CONTRIBUTION AGREEMENT, DATED AS OF DECEMBER 22, 1997 (THE "ASSET CONTRIBUTION AGREEMENT"), AMONG TDS, TSR PAGING, INC., A DELAWARE CORPORATION ("TSR PAGING"), AND TSR WIRELESS LLC, A DELAWARE LIMITED LIABILITY COMPANY ("TSR WIRELESS"), BE IN FULL FORCE AND EFFECT AND NOT TERMINATED IN ACCORDANCE WITH THE TERMS THEREOF AND ALL OF THE CONDITIONS SET FORTH IN ARTICLES XI AND XII THEREOF SHALL HAVE BEEN SATISFIED OR WAIVED (THE "ASSET CONTRIBUTION AGREEMENT CONDITION"). PURCHASER HAS AGREED TO WAIVE THE MINIMUM CONDITION UNDER CERTAIN CIRCUMSTANCES DESCRIBED BELOW. SEE
SECTION 12 UNDER "THE TENDER OFFER" IN THE OFFER TO PURCHASE.

    The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of February 11, 1998 (the "Merger Agreement"), by and among TDS, Purchaser and the Company. The Merger Agreement provides that, among other things, as soon as practicable after the purchase of Common Shares pursuant to the Offer and the satisfaction of the other conditions set forth in the Merger Agreement and in accordance with the relevant provisions of the General Corporation Law of the State of Delaware ("Delaware Law"), Purchaser will be merged with and into the Company (the "Merger"). Following consummation of the Merger, the Company will continue as the surviving corporation (the "Surviving Corporation") and will become a direct wholly owned subsidiary of TDS. At the effective time of the Merger (the "Effective Time"), each Common Share issued and outstanding immediately prior to the Effective Time (other than Common Shares held in the treasury of the Company or owned by Purchaser, TDS or any direct or indirect wholly owned subsidiary of TDS or the Company, and other than Common Shares held by shareholders who shall have properly demanded and perfected appraisal rights under Section 262 of Delaware Law) will be canceled and converted automatically into the right to receive $2.50 in cash, or any higher or lower price that may be paid per Common Share pursuant to the Offer, without interest.

    Upon consummation of the Merger, TDS and TSR Wireless, in accordance with the terms and conditions of the Asset Contribution Agreement, will combine their respective paging businesses, and TDS will cause the Company to contribute substantially all of the assets and certain limited liabilities of the Company, and TSR Paging will contribute all of its assets and liabilities into TSR Wireless. TSR Wireless would not assume debt owed by the Company to TDS pursuant to the Revolving Credit Agreement between the Company and TDS (approximately $185 million at January 31, 1998). The Company, which would then be a wholly owned subsidiary of TDS, would have a 30% interest and TSR Paging will have a 70% interest in TSR Wireless, subject to adjustment pursuant to the terms of the Asset Contribution Agreement.

   THE BOARD OF DIRECTORS OF THE COMPANY, BY UNANIMOUS VOTE, BASED UPON, AMONG OTHER THINGS, THE UNANIMOUS RECOMMENDATION AND APPROVAL OF THE SPECIAL COMMITTEE OF THE COMPANY CONSISTING OF THE INDEPENDENT DIRECTORS OF THE COMPANY WHO ARE NOT DIRECTORS, OFFICERS OR EMPLOYEES OF TDS OR PURCHASER OR OTHERWISE AFFILIATED WITH TDS OR PURCHASER NOR OFFICERS OR EMPLOYEES OF THE COMPANY (THE "SPECIAL COMMITTEE"), HAS DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE SHAREHOLDERS OF THE COMPANY (OTHER THAN TDS AND PURCHASER), AND RECOMMENDS THAT SHAREHOLDERS ACCEPT THE OFFER AND TENDER THEIR COMMON SHARES PURSUANT TO THE OFFER.

   As of February 10, 1998, TDS owned 12,500,000 Series A Common Shares, par value $1.00 per share (the "Series A Common Shares"), which have fifteen votes per share on all matters and are convertible on a share-per-share basis into Common Shares, and 4,000,000 Common Shares, constituting 100% of the currently outstanding Series A Common Shares and approximately 52.3% of the outstanding Common Shares for a combined total of approximately 81.9% of the Company's outstanding classes of capital stock and approximately 98.1% of their combined voting power. If required to achieve ownership of 90% of the Common Shares then outstanding, Purchaser currently intends to convert its existing 12,500,000 Series A Common Shares into an equivalent number of Common Shares in accordance with the Company's Restated Certificate of Incorporation.

   For purposes of the Offer, Purchaser will be deemed to have accepted for payment (and thereby purchased) Common Shares validly tendered and not properly withdrawn as, if and when Purchaser gives oral or written notice to Harris Trust and Savings Bank (the "Depositary") of Purchaser's acceptance for payment of such Common Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Common Shares accepted for payment pursuant to the Offer will be made by deposit of the purchase price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering shareholders whose Common Shares have been accepted for payment. Under no circumstances will interest on the purchase price for Common Shares be paid, regardless of any delay in making such payment. In all cases, payment for Common Shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) certificates evidencing such Common Shares (the "Share Certificates") or timely confirmation of a book-entry transfer of such Common Shares into the Depositary's account at one of the Book-Entry Transfer Facilities (as defined in Section 2 under "THE TENDER OFFER" in the Offer to Purchase) pursuant to the procedure set forth in Section 3 under the "THE TENDER OFFER" in the Offer to Purchase, (ii) the Letter of Transmittal (or a facsimile thereof), properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent's Message (as defined in Section 3 under "THE TENDER OFFER" in the Offer to Purchase) and (iii) any other documents required under the Letter of Transmittal.

   Purchaser expressly reserves the right, in its sole discretion (but subject to the terms and conditions of the Merger Agreement), at any time and from time to time, to extend for any reason the period of time during which the Offer is open, including the occurrence of any condition specified in Section 12 under "THE TENDER OFFER" in the Offer to Purchase, by giving oral or written notice of such extension to the Depositary. Any such extension will be followed as promptly as practicable by public announcement thereof, such announcement to be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date. During any such extension, all Common Shares previously tendered and not withdrawn will remain subject to the Offer, subject to the rights of a tendering shareholder to withdraw such shareholder's Common Shares. Pursuant to the Merger Agreement, in the event all conditions set forth in the Merger Agreement shall have been satisfied other than the Minimum Condition, Purchaser may extend the Offer for a period or periods aggregating not more than 20 business days after the later of (i) the Expiration Date and
(ii) the date on which all other conditions set forth in the Merger Agreement shall have been satisfied, after which time Purchaser shall waive the Minimum Condition.

   The term "Expiration Date" means 12:00 Midnight, New York City time, on March 17, 1998, unless and until Purchaser shall have extended the period of time for which the Offer is open, in which event the term "Expiration Date" shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire.

   Tender of Common Shares made pursuant to the Offer are irrevocable, provided that Common Shares tendered pursuant to the Offer may be withdrawn at any time prior to 12:00 Midnight, New York City time, on Tuesday, March 17, 1998 (or the latest time and date at which the Offer, if extended by Purchaser, shall expire) and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after April 18, 1998. For the withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of the Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered the Common Shares to be withdrawn, the number of Common Shares to be withdrawn and the name of the registered holder of such Common Shares, if different from that of the person who tendered such Common Shares. If Share Certificates evidencing Common Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3 under "THE TENDER OFFER" in the Offer to Purchase), unless such Common Shares have been tendered for the account of an Eligible Institution. If Common Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3 under "THE TENDER OFFER" in the Offer to Purchase, any notice of withdrawal must specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Common Shares and otherwise comply with such Book-Entry Transfer Facility's procedures. Any Common Shares properly withdrawn will be deemed not to be validly tendered for purposes of the Offer. Withdrawn Common Shares may, however, be returned by repeating one of the procedures in Section 3 of the Offer to Purchase at any time before the Expiration Date. All questions as to the form and validity (including the time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding. None of Purchaser, TDS, the Dealer Manager, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give such notification.

   The information required to be disclosed by Rule 14d-6(e)(1)(vii) of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

   The Company has provided Purchaser the Company's shareholder list and security position listings for the purpose of disseminating the Offer to holders of Common Shares. The Offer to Purchase and the related Letter of Transmittal and other related materials will be mailed to record holders of Common Shares whose names appear on the Company's shareholder list and will be furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the shareholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of Common Shares.

   THE OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION WHICH SHOULD BE READ BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

   Questions and requests for assistance may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth below. Additional copies of the Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Information Agent or the Dealer Manager, and copies will be furnished promptly at Purchaser's expense. No fees or commissions will be paid to brokers, dealers or other persons (other than the Information Agent and the Dealer Manager) for soliciting tenders of Common Shares pursuant to the Offer.

                      THE INFORMATION AGENT FOR THE OFFER IS:


                               MACKENZIE PARTNERS, INC.

                                  156 Fifth Avenue
                              New York, New York 10010
                            (212) 929-5500 Call Collect:
                                         or
                           Call Toll Free: (800) 322-2885

                        THE DEALER MANAGER FOR THE OFFER IS:

                            CREDIT SUISSE FIRST BOSTON

                               Eleven Madison Avenue
                           New York, New York 10010-3629
                           Call Toll Free (800) 881-8320

February 18, 1998